FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Gilbert Martin James (Last) (First) (Middle) One Albyn Place (Street) Aberden, AB10 1YG, UK (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Aberdeen Asia-Pacific Income Fund, Inc. Symbol: FAX

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

 X  Director                              10% Owner

 X   Officer (give title below)    X  Other (specify below)

Chairman; Affiliate of Investment Manager; Affiliate of Investment Advisor

7. Individual or Joint/Group Filing (Check Applicable Line)

 X   Form filed by One Reporting Person

       Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/26/2002
5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day /Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock ($0.01 Par Value)	11/26/2002		P/L	V	1000	D	4.41	1000	D

Reminder: Report on a separate line for each class of securities owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
/s/ Wendy Robbins Fox Wendy Robbins Fox as Attorney in fact for Martin James Gilbert	12/13/2002 Date

-